

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

Via E-mail
Tian Qing Chen
Chairman and Chief Executive Officer
Oro East Mining, Inc.
1127 Webster Street, Suite 28
Oakland, CA 94607

> **Re: Oro East Mining, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 11, 2012**
> **Supplemental Comments**
> **File No. 333-177509**

Dear Mr. Chen:

We have reviewed your amended registration statement and related response letter and have the following additional comments relating to your mining activities disclosure, as referenced in prior comment 1 in our letter dated April 19, 2012. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Our Company, page 4

In General, page 35

1.   We note your references to "grab" samples and assay values "as high as" here and elsewhere in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

Financial Statements of Oro East Mining, Inc. beginning on page F-1

Note 3. Property and Equipment, page F-9

2. We note you list mining equipment and trucks as some of your assets. Please provide a short description of this mining equipment within your description of the mining property. Please include the details as to modernization and physical condition of the plant, equipment, infrastructure, including subsurface improvements and your equipment and other facilities as required by Industry Guide 7.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business Strategy and Development, page 4

3. We note your description that your company has located reserves on your property and constructed roads to these reserves. However this statement contrasts directly to other

statements within your filing that you do not have any reserves on your properties. Please modify your filing and clarify the status of your reserves.

4.   Please note mineral reserves for a mineral property may not be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

Description of Claims, page 7

5.   We note your reference to "grab" samples and assay values "as high as" here and elsewhere in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

Note 3. Property and Equipment, page 27

6.   We note you list mining equipment and trucks as some of your assets. Please provide a short description of this mining equipment within your description of the mining property. Please include the details as to modernization and physical condition of the plant, equipment, infrastructure, including subsurface improvements and your equipment and other facilities as required by Industry Guide 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Paul Cline at (202) 551-3851 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel